Filed by salesforce.com, inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Slack Technologies, Inc.

Commission File No.: 001-38926

Date: December 10, 2020

This filing relates to the proposed merger of Slack Technologies, Inc., a Delaware Corporation (“Slack”), with Skyline Strategies I Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of salesforce.com, inc., a Delaware corporation (“Salesforce”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 1, 2020, by and among Salesforce, Merger Sub I, Skyline Strategies II LLC, a Delaware corporation and a wholly owned subsidiary of Salesforce, and Slack.

[The following interview was conducted at the Wells Fargo TMT Summit 2020, held December 2, 2020]

Transcript

00:14:04 Speaker 2

Alright well, yeah, obviously salesforce, made you know quite a few headlines last night so I figured you know, let’s just drill right into those you know, right off the bat here and then will then kind of maybe level, it up on some of the megatrends, but I guess starting starting first you know slack.

00:14:20 Speaker 2

Obviously, there was news that it, you know in the Wall Street Journal last week about this. But you know wonder if you walk us through them and thought process division the price, yeah, opportunity cost etc.

00:14:29 Mark Hawkins

Sure, of course, and will go all the way through that and the opportunity. I think you know, one of the things and of course, Brett Taylor is going to talk about that at length at our.

00:14:41 Mark Hawkins

Dreamforce IR day that’s coming up very soon on the 8th of December.

00:14:44 Mark Hawkins

But let me just share with you, that you know, one of the things that Marc Benioff has always done you know, I don’t know.

00:14:51 Mark Hawkins

A lot of people on the zoom. I’ve ever played hockey, but you know they always say to play hockey well. You don’t skate to where the puck is you spend a skate to where the puck is gonna be an you know when we think about slack and we think about the paradigms that are happening in the world when you think about you know just ask yourself personally are there more applications today?

00:15:12 Mark Hawkins

That you’re personally dealing with.

00:15:13 Mark Hawkins

On your iPhone let’s say for example, then you were 10 years ago and of course, the answer is yes. Is it been more in the last 3 years and the answer is of course. Yes, if you take it at a corporate level. They you know the whole is the world digitizes as economies digitized as companies digitize as families digitized as individuals digitized.

00:15:34 Mark Hawkins

There is an exponential growth and they need to integrate and so one of the things that slack doesn’t isn’t the best asset in the world is you know the opportunity to be an integration layer and a collaboration layer and communication layer in a modern way that work will happen in a digital economy.

00:15:53 Mark Hawkins

We’re excited about that and we’re excited about that in juxtaposition not only as a business that we can run you know wall to wall.

00:16:02 Mark Hawkins

Uh you know in so many ways by adding something that you know, I’ll give my sales team. A compliment kind of the superpower of an enterprise distribution system that Salesforce has so you have a you have a company with a great comp great offering.

00:16:16 Mark Hawkins

And they have a self-service model, which is super exciting.

00:16:21 Mark Hawkins

But in terms of their very, very nascent being able to hit. You know the Midmarket. The enterprise level and that’s something we do really, really well. I you know how many times fill over my career. I’ve seen people take a great product that hasn’t been fully distributed by it fully distributed make money. There are you know like a litany of companies in terms of emanated.

00:16:42 Mark Hawkins

That alone rationalizes uh an opportunity would that would that would well opportunity.

00:16:48 Mark Hawkins

But for Salesforce that’s only part of the picture. Of course, we’re going to do that. But it’s Salesforce? What we’re also going to do is we’re also going to take a look at this amazing capability and apply it to our own clouds apply it to our own capability and apply it to our own ability to for workflow for engagement layer for integration management for sales cloud service cloud.

00:17:09 Mark Hawkins

Marketing cloud all our clouds and so we see an opportunity.

00:17:14 Mark Hawkins

Did you even more unique things and I’m not going to fully articulate the full vision that mark and Brett have ‘cause you know, obviously there’s a lot there. That’s going to be secret sauce as we go forward.

00:17:25 Mark Hawkins

That’s a huge opportunity running this as a standalone business with a with a superpower distribution is an opportunity put it together and it’s uniquely great opportunity in a uniquely great asset. That’s what we look for and we couldn’t be happier about that. So I think the opportunity is huge. I think the you know when we go forward. We know that applications and integration will be more important.

00:17:48 Mark Hawkins

And you know really, really happy to have this opportunity and by the way So what happens when a assets such as this bubbles up.

00:17:59 Mark Hawkins

You know a lot of people you think about in Business School. Hey, we’re going to have a perfect plan. This is exactly when the assets are going to come up. We’re going to do this, this and this, no opportunities surface unique assets trade once ever and it’s done.

00:18:13 Mark Hawkins

And they happen, and they happen in a way that when they come you have to be prepared to know is this something that is important to you does this fit into your vision and if it does you go so that probably is not a newsflash, but I think if there’s one thing we’ve learned this year.

00:18:28 Mark Hawkins

And the code here is things change quickly so I just want to call that out, and as far as the price don’t forget you know, we had this same discussion. Not you and I but the market on Neil Soft and people said wait a minute like help me understand what? Why do you need to buy meals off like? Why does that make sense is it expensive?

00:18:48 Mark Hawkins

Uh people are not asking us out a year later right and I think from anemone standpoint, I’ll just end by this by saying that.

00:18:56 Mark Hawkins

Our ability to do slack.

00:18:58 Mark Hawkins

Is because we are coming from a very strong position from the core our business is strong and we are operating from a position of strength and because of that. We’re able to take advantage of something that our customers want and we’re building a generational company going forward and adding this asset to it, and we can talk about the core when you’re ready but.

00:19:18 Mark Hawkins

You know that that is why we’re able to do this we’re investing in our core.

00:19:23 Mark Hawkins

We’re strong in our core lots of stuff I can talk to you about there. But this is going to you know help us be even better on this journey.

00:19:31 Speaker 2

Great yeah, definitely want to come back to it to the core because there’s so many exciting things to that are going on there. I’m seeing we saw them in the numbers in Q 3. Last night but I’m gonna do. Rapidfire now some questions, but only in the course of the day.

00:19:44 Speaker 2

Go on slack.

00:19:46 Speaker 2

You know First off is if you think about shatter if you think about what that was sort of potentially it would be sort of enterprise social network. You know connectivity. I called communications and collaboration. Blue you know, one of the questions I get is like? How is sort of slack quote you know different than you know than chat or in the sense that you know you can monetize Slackware Chatter. Maybe it’s not.

00:20:07 Speaker 2

Uh yeah, quite grown into what some people thought you know 10, plus years ago.

00:20:12 Mark Hawkins

Yeah, so I the thing I would say about chatter. I mean, we use it internally. All the time, but again slack is you know real time asynchronous ability for collaboration. You know for engagement for workflow. There’s so much more that that does the chatter but chatter was the right idea.

00:20:33 Mark Hawkins

And one of the things that I always think about it. I’m just going to abstract away from our situation and say you know, Paul had a good idea.

00:20:41 Mark Hawkins

They didn’t quite take off, but shortly thereafter. Steve Jobs did a great job with an iPhone and people say, Well wait a minute like home didn’t really go. You know the iPhone did go timing matters innovators visionaries are going to be willing to explore experiment and when the moments right. We’re gonna go in and go big and so that that doesn’t shock me at all.

00:21:04 Mark Hawkins

But chatter is certainly something that we will use as part of a broader capability for sure. The second thing that I would say to you as quick.

00:21:15 Mark Hawkins

Let’s start quipping their clip is additive right to slacking so and in that sense, we’re very happy about this we’re ready to go. You know, we see what’s happening in the marketplace. We see what’s happening with applications and yeah. I mean, it, it’s solving a much more uh much broader need an opportunity and the way people will work in the future.

00:21:38 Mark Hawkins

The world is changing and the way people work.

00:21:41 Mark Hawkins

Uh is changing and slack is where people work that people used to think about where you work is I work in 50. Fremont now you work in slack. I mean think about where the world’s going. It’s a great opportunity. If I May. Yeah, you know you don’t wanna make sure you get all your –

00:30:57 Speaker 2

Oh, OK, cool, we hit the 2 big what I call. It yeah headlines. Now let’s actually get into the operations like you know the core here and so, yeah, that little thing called Salesforce itself in the Yeah, but I guess maybe with Q 3. You last night. You know solid revenue. Operating profit and cash flow. You can’t go PR peo number in addition to.

00:31:18 Speaker 2

Yeah, it’s a beating, you know revenue sales cloud continue to grow in the double digits. Every other cloud North of 20%. You know what? Are you seeing in terms of in Europeans were the dynamics and durability of the growth and what you’re hearing from customers right now.

00:31:32 Mark Hawkins

But for sure, I’m gonna kind of clip right down there ‘cause. This is a really important to me because somebody you know.

00:31:39 Mark Hawkins

People said hey like OK, Q 3. You know, or sounding strong. CRP oh for Q 4. You know, I mean. You tell me but people said you know been great if it was 1% higher growth. I think, OK.

00:31:51 Mark Hawkins

But on the other hand, don’t forget’s biggest new business quarter of the year and also reveals quarter. You guys have known me for a long time in terms of. They say do ratio. I would step back and say here’s the real message. The only reason we’re able to go by slack right now.

00:32:11 Mark Hawkins

Is our core is very strong?

00:32:14 Mark Hawkins

Let me tell you my fax for that in the commitments for that. We raised FY21 actually to the pre pandemic level. I never dreamed we’d be able to do that that we’re super happy about number 2. We put out in FY22 guys. It was way above even the streets expectations organically pre-slack.

00:32:34 Mark Hawkins

OK, that’s great number 3. You look at the market share data on what’s happening and forget all them architectures and everything that people say you guys need to see Matthew need to see things show up take a look at IDC. Take a look at Gartner and see what’s happening and what happened. This quarter, in Q 3? What’s gonna happen with our guide for Q 4? What’s gonna happen with our guide for 22.

00:32:55 Mark Hawkins

That 21 year trend is not changing.

...

00:38:03 Speaker 2

Pepper yeah, I mean, they because a lot of things, I thought about is sort of. We had with the code 19. Pandemic sort of solidify competitive positions in the sense that the keyword being sort of accelerated. You know, I think that I celebrated means you photos that don’t have time or money and you need to get somewhere fast and so I figured with Salesforce, the idea of having.

00:38:22 Speaker 2

Yeah, the most complete front office portfolio and those integrations as workflows already you know out of out of the box. You know, then you could be a even sort of outsize beneficiary from the from the word from word accelerated.

00:38:36 Mark Hawkins

Uh so yeah, I do think that you know when people are calling for digital transformation and this. This is all there’s so much external data that you guys can look at not refer to me on is there, calling us and they’re calling us and one of the fun parts of my job, I have to tell you is whether it’s at the World Economic Forum or all over the world where we used to be able to travel.

00:38:57 Mark Hawkins

Uh and you know meeting with CEO and staff.

00:39:03 Mark Hawkins

And every industry I can imagine I never a single time. Phil not even once heard somebody say. I want to have 7 rate vendors partners to modernize my front office, yeah that’s what I want it’s quite the opposite what they don’t want to do is have a point solution. They want to basically say let let’s let’s look at the CEO of AT&T just use that it’s just such a.

00:39:29 Mark Hawkins

Great example.

00:39:30 Mark Hawkins

He said, not only do I want one person to provide all the clouds. This is a little different had a little twist at the end, he said. I want you guys to also do the proserve. I want one accountable body to do it all by the way do you know that that deal and that we’re progressing very nicely with the success for our customer and it’s an example.

00:39:50 Mark Hawkins

Of the way people are thinking in a world that’s getting more digital Anna when they’re dealing with more applications and does that sound familiar application skyrocketing. The need for an integration layer. You see where this comes together customer 360 and slack, which is best in class asset.

00:40:09 Mark Hawkins

And you know, we have yeah, I mean that’s what I would say.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at http://www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.